UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Costco Wholesale Corporation

(Exact name of the registrant as specified in its charter)

Washington	000-20355	91-1223280
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

999 Lake Drive, Issaquah, WA 98027
(Address of principal executive offices) (Zip Code)

John Sullivan
(425) 313-8100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Introduction

Costco Wholesale Corporation (Costco or the Company), a Washington corporation, and its subsidiaries operate membership warehouses and ecommerce sites. On December 31, 2016, Costco operated 723 warehouses worldwide. In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (Rule 13p-1), Costco files this Specialized Disclosure Form (Form SD). A copy of Costco Wholesale Corporation’s Form SD is publicly available at http://phx.corporate-ir.net/phoenix.zhtml?c=83830&p=irol-sec.

SEC Final Rule Applicability Determination

To comply with Rule 13p-1, Costco followed a three-step process: first, determine the applicability of the rule to the Company’s products; second, conduct a “reasonable country of origin inquiry” (RCOI) to determine whether or not there is reason to believe that tin, tungsten, tantalum or gold (3TG), also referred to as conflict minerals, present in and necessary for the functionality or production of the Company’s products were sourced from the Democratic Republic of Congo or adjoining countries (collectively, DRC or covered counties); and third, conduct due diligence to determine the source and chain of custody of those conflict minerals, unless the Company has no reason to believe its necessary conflict minerals were sourced from a covered country based on the RCOI.

RCOI Description

Costco is required to conduct an RCOI on products that it manufactures or contracts to manufacture that contain 3TG necessary for the functionality or production of the product. Rule 13p-1 and the Securities and Exchange Commission’s adopting release and guidance are not clear on what it means to “contract to manufacture” and “influence the manufacturing.” While Costco continues to assess which of its products are in scope of Rule 13p-1, it has interpreted “contract to manufacture” broadly for purposes of this filing. Costco’s objective is that our sourcing practices not support armed conflict or human rights abuses in the Democratic Republic of Congo and surrounding areas.

To aid in identifying suppliers to include in its RCOI, Costco provided a third-party service, Source Intelligence (SI), with descriptive information for nonfood products that Costco sold during 2016, including whether or not Costco may have manufactured or contracted to manufacture those products. SI reviewed the product data using automated queries and a detailed quality control check to determine which of those products might contain 3TG. If SI had doubt regarding the use of 3TG in products, the suppliers of the products were initially included in the RCOI process.

The products SI initially flagged as in-scope due to potential presence of 3TG were those that are electronic or electrical, solar powered, contained any kind of metal (e.g., metal covering including alloys or metal hardware), or had unclear material content. The Company’s scoping inquiry included nonfood products sold in the United States, Canada, Mexico, United Kingdom, Japan, Korea, Taiwan, Australia, and Spain.

Next, Tier 1 suppliers were asked questions to confirm whether the products they supply to Costco contain 3TG that are necessary to the functionality or production of the product and whether Costco contracted with the supplier to manufacture the product or Costco influenced the manufacturing, and whether the products were supplied to Costco during the 2016 reporting year. This information was used to determine which of our suppliers were in-scope for RCOIs. If in-scope, SI asked the applicable suppliers to provide additional conflict minerals information. Suppliers were then engaged to collect information regarding the presence and sourcing of 3TG used in items sold to Costco. SI provided Costco with lists of suppliers classified as out of scope for review and suppliers were re-engaged as needed, if requested by Costco, based on additional information about the products they supply and the nature of the relationship with Costco.

Reasonable Country of Origin Inquiry (RCOI)

SI engaged Costco’s suppliers to collect information about the presence and sourcing of 3TG used in the products and components supplied to Costco. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (CMRT). Only reports using CMRT’s version 3.0 or higher were accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in Microsoft Excel format or by completing an online survey version of this template directly in the SI platform. In certain cases if a supplier was unable to complete on the platform, Costco or Source Intelligence uploaded the CMRT on their behalf.

Supplier Engagement

Costco provided SI with methods of contact for each supplier designated as in-scope (email address, telephone number, facsimile number, or mailing address). Generally, Costco and SI used email as the method of communication and followed with phone calls where appropriate and as described below. The RCOI began with an introduction email from Costco to suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying SI as a partner. SI then sent a subsequent email to suppliers containing a registration and survey request link for the on-line data collection platform.

To increase awareness of the CMCP, supporting regulations and frequently asked questions (FAQs) concerning 3TG mineral tracing, Costco’s suppliers were introduced to the SI Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com) in the initial registration email. The Supplier Resource Center provides a multi-lingual educational tool to facilitate a deeper understanding of the program and its purpose. There were also opportunities to participate in related webinars.

Following the initial introductions to the program and information request, up to seven reminder emails were sent to each non-responsive supplier requesting survey completion. Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information needed could be provided.

Escalation

If, after these efforts, a supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by Costco. We contacted these suppliers by email to request their participation. SI followed up with a re-invitation to the platform.

Information Requested

Suppliers were given a final deadline of March 31, 2017 to provide information about the mineral processors in their supply chains for the 2016 reporting year. Suppliers were asked to provide information regarding the sourcing of their conflict minerals, with the ultimate goal of identifying the 3TG smelters or refiners (SORs) and the country of origin of the conflict minerals. Suppliers who had already performed an RCOI through the use of the CMRT were asked to upload this document into the SI system or to provide this information in the online survey version. Suppliers had the ability to share information at a level with which they were most comfortable, i.e., company, product or user-defined, but the scope of the declaration had to be specific. Suppliers were asked to provide an electronic signature before submitting their data to Costco to verify that all answers submitted were accurate to the best of the supplier’s knowledge.

Quality Assurance

Supplier responses were evaluated for plausibility, consistency, and completeness. Additional supplier contacts were conducted to attempt to resolve the following quality control flags, including:

•	One or more smelter or refiners (SORs) were noted for a metal not listed as being in the product;

•	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor[1];

•	Supplier answered yes to sourcing from the covered countries, but none of the SORs listed are known to source from the region;

•	Supplier indicated that it had not received conflict minerals data for each metal from all suppliers;

•	Supplier indicated it had not identified all of the SORs used for the products included in the declaration scope;

•	Supplier indicated it had not provided all applicable SOR information; and

•	Supplier indicated 100% of the 3TG for products covered by the declaration originated from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

RCOI Results

A total of 378 Tier 1 suppliers were identified as possibly in-scope for products potentially containing 3TG minerals and contacted as part of the RCOI process. The response rate was 90%. Of the 378 suppliers identified, 144 (38%) scoped in and provided a conflict minerals reporting template, indicating that a product they supplied to Costco contained 3TG. Of these in-scope suppliers, 58 (15%) indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products supplied to Costco and that Costco “contracted to manufacture the products.” Based on SI’s smelter/refiner database, plus the CFSI Conflict-Free Smelter Program database, there was an indication of potential DRC sourcing for 64 out of 305 verified smelters/refiners2.

Due Diligence

For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation was conducted to determine the source and chain-of-custody of the regulated metals. Costco and SI relied on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program, and the Responsible Jewellery Council Chain-of-Custody Certification.

If the SOR was not certified by these internationally-recognized schemes, SI attempted to contact the SOR to gain more information about sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes to track the chain-of-custody of its mineral ores. Relevant information reviewed included: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed to find information regarding sourcing practices. Up to three contact attempts were made by SI to SORs to gather information on mine country of origin and sourcing practices.

SI also assigned red flags to SORs where there was evidence of sourcing from: an OECD Level 2 country, meaning low to medium risk countries with known or plausible involvement in the smuggling, export or transit of mineral out of conflict affected regions; or from an OECD Level 3 country meaning high-risk countries outlined in Section 1502 of the Dodd-Frank Act as those affected or bordering conflict-affected regions: currently defined as the Democratic Republic of Congo (DRC) and its nine adjoining countries (Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, Zambia). Results of the Company’s due diligence efforts are summarized below.

1 SI maintains a smelter/refiner database, which includes verified metal processers, companies that are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. SI collects SOR data submitted by suppliers in CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.

2 The information in the smelter/refiner database begins with supplier-provided information (CMRT data); SI then performs additional research (internet, industry and government associations) and outreach (email and telephone) directly with these companies to confirm the data provided in CMRTs. The SI Smelter Verification and Outreach Process includes research in an attempt to verify types of metal processing performed (including exclusive recycling), mine countries of origin, conflict-free certification status, and due diligence measures being conducted for those entities who are not conflict-free certified. The status of SI identified DRC sourcing smelter/refiners was matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Conflict Free Sourcing Initiative (CFSI) Conflict-Free Smelter Program.

Costco also used information from industry organizations to assess risks in the supply chain, including the Retail Industry Leaders Association’s (RILA’s) Retail Sustainability Initiative (RSI). RSI is an industrywide educational forum for the largest U.S. retailers. It brings members together to share leading practices, network, identify future trends, benchmark with peers, and collaborate on common industry sustainability challenges. See www.RILA.org/sustainability. We are a founding committee member of the RILA’s RSI Conflict Minerals Workgroup, a multi-year retail specific program that helps retailers navigate the issue, the compliance requirements, and solutions through a combination of educational materials, benchmarking, implementation tools, and key partnerships. As part of the RSI Conflict Minerals Workgroup, we developed common approaches for determining the source and chain of custody of 3TG. See www.conflictmineralscompliance.org. We are also members of the Conflict Free Sourcing Initiative (CFSI), which provides tools and resources, including the Conflict-Free Smelter Program (CFSP), the Conflict Minerals Reporting Template, Reasonable Country of Origin Inquiry data, and guidance documents on conflict mineral sourcing. See www.conflictfreesourcing.org/.

In addition, this year Source Intelligence has become an official vendor member of the Conflict-Free Sourcing Initiative (CFSI), to further facilitate the exchange of supply chain data and technical information in the quest for global ethical sourcing of materials. This membership provides Source Intelligence access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, CFSI Stakeholders Call, and CFSI Plenary.

Due Diligence Summary

As a result of the information provided by our suppliers for reporting year 2016 and SI’s research, there were 52 certified conflict-free SORs with indications of sourcing from an OECD Level 2 country and 63 certified conflict-free SORs with indications of sourcing from an OECD Level 3 country.

Section 2 – Exhibits

No exhibit is filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Costco Wholesale Corporation

By:	/s/ RICHARD A. GALANTI	May 26, 2017
	Richard A. Galanti	Date
Executive Vice President, Chief Financial Officer and Director